Exhibit 99.1

ASX/Media Release

Immutep Presentation at ASCO 2019

SYDNEY, AUSTRALIA – 3 June 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to confirm that it was involved in two poster presentations at the American Society of Clinical Oncology’s (ASCO) Annual Meeting, in Chicago, Illinois taking place from May 31st – June 4, 2019. The two posters related to Immutep’s lead product candidate eftilagimod alpha (“efti” or “IMP321”).

The first poster (TPS2667 – #299b) provided an overview of the ongoing Phase II TACTI-002 (Two ACTive Immunotherapies) clinical trial. TACTI-002 is being conducted by Immutep in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada). This multicenter Phase II clinical trial is evaluating the combination of efti with MSD’s KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in up to 109 patients with second line head and neck squamous cell carcinoma or non-small cell lung cancer in first and second line.

This poster, presented by Dr. Julio Antonio Peguero, MD of Oncology Consultants PA, 2130 W. Holcombe Blvd. 10th Floor, Houston, TX 77030, outlined the ongoing TACTI-002 clinical trial, its design and primary end points.

The second poster related to efti (TPS2651 – #291b) provided an overview of the two additional INSIGHT clinical trial stratas of the prospective investigator-initiated phase I study. Stratum D of the clinical trial is being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. This explorative, open-labeled Phase I study will evaluate the feasibility and safety of subcutaneous efti injections combined with either standard-of-care drug therapy or BAVENCIO® (or avelumab, PD-L1 inhibitor) in patients with advanced-stage solid tumors. The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”) will be the sponsor of the clinical trial and it will be conducted under the existing protocol of the ongoing INSIGHT clinical study. Stratum D is open for recruitment.

This poster, presented by Dr. Daniel Wilhelm Mueller, PhD, of the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany, outlined the planned two new strata of the INSIGHT clinical trial, its design and primary end points.

The ASCO poster regarding the Company’s TACTI-002 trial can be found at https://www.immutep.com/investors-media/presentations.html

Avelumab Approved Indications

Avelumab (BAVENCIO®) in combination with axitinib is indicated in the US for the first-line treatment of patients with advanced renal cell carcinoma (RCC).

The US Food and Drug Administration (FDA) also granted accelerated approval for avelumab (BAVENCIO®) for the treatment of (i) adults and pediatric patients 12 years and older with metastatic Merkel cell carcinoma (mMCC) and (ii) patients with locally advanced or metastatic urothelial carcinoma (mUC) who have disease progression during or following platinum-containing chemotherapy, or have disease progression within 12 months of neoadjuvant or adjuvant treatment with platinum-containing chemotherapy. These indications are approved under accelerated approval based on tumor response rate and duration of response. Continued approval for these indications may be contingent upon verification and description of clinical benefit in confirmatory trials.

Avelumab is currently approved for patients with MCC in more than 45 countries globally, with the majority of these approvals in a broad indication that is not limited to a specific line of treatment.

Avelumab Important Safety Information from the US FDA-Approved Label

The warnings and precautions for avelumab (BAVENCIO®) include immune-mediated adverse reactions (such as pneumonitis and hepatitis [including fatal cases], colitis, endocrinopathies, nephritis and renal dysfunction and other adverse reactions [which can be severe and have included fatal cases]), infusion-related reactions, major adverse cardiovascular events (MACE), and embryo-fetal toxicity.

Common adverse reactions (reported in at least 20% of patients) in patients treated with BAVENCIO® include fatigue, musculoskeletal pain, diarrhea, nausea, infusion-related reaction, peripheral edema, decreased appetite/hypophagia, urinary tract infection and rash. Additional common adverse reactions reported in patients receiving BAVENCIO® in combination with axitinib include hypertension, mucositis, palmar-plantar erythrodysesthesia, dysphonia, hypothyroidism, hepatotoxicity, cough, dyspnea, abdominal pain, and headache. Clinical chemistry and hematology laboratory value abnormalities have been reported including but not limited to grade 3-4 lymphopenia, anemia, elevated cholesterol and liver enzymes.

For full Prescribing Information and Medication Guide for BAVENCIO®, please see www.BAVENCIO.com.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com